

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

January 31, 2008

Akio Ariura
ADML, Inc.
Chief Financial Officer
2492 Walnut Avenue, Suite 100
Tustin, California 92780

   RE: **AMDL, Inc.**
      Form 10-KSB for the fiscal year ended December 31, 2006
      Filed April 16, 2007
      File No. 001-16695

Dear Mr. Ariura:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

        Sincerely,

        Brian Cascio
        Accounting Branch Chief